EXHIBIT (a)(11)

For Immediate Release:

          LEUCADIA NATIONAL CORPORATION ANNOUNCES THE COMPLETION OF THE
               TENDER OFFER RELATING TO ALLCITY INSURANCE COMPANY
                                 COMMON SHARES

New York, NY - (Business Wire) - June 11, 2003. Leucadia National Corporation (NYSE and PCX: LUK) ("Leucadia") announced today that it has successfully completed its tender offer for all of the outstanding shares of common stock of Allcity Insurance Company (OTCBB: ALCI) ("Allcity") for $2.75 per share in cash not already owned by Leucadia and its affiliates. Leucadia has accepted for purchase and payment all shares of Allcity common stock validly tendered and not properly withdrawn prior to the expiration of the tender offer. The offer expired at 9:00 a.m. New York City time, on Wednesday, June 11, 2003.

           As of the expiration of the offer, 312,611 shares of Allcity common stock had been validly tendered and not properly withdrawn, representing approximately 4.4% of the outstanding shares of Allcity common stock. Subsequent to the acceptance and purchase of the tendered shares of Allcity common stock, Leucadia will beneficially own approximately 95.7% of the outstanding common stock of Allcity.

           As disclosed in the offer, and subject to the prior approval of the New York Insurance Department, Leucadia, directly, or indirectly through one of its subsidiaries, intends to acquire any shares of Allcity common stock not purchased in the offer pursuant to a plan for the acquisition of minority interests in accordance with Section 7118 of the New York Insurance Law.

CONTACT:   Leucadia National Corporation
           Laura Ulbrandt
           (212) 460-1900